UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO.-----------)*



                              FRED MEYER, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)

                                 592907109
                   -------------------------------------
                               (CUSIP Number)


                           PAUL W. HELDMAN, ESQ.
            SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
   THE KROGER CO. 1014 VINE STREET CINCINNATI, OHIO 45202 (513) 762-4421
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              OCTOBER 18, 1998
         ---------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


    -----------------------------               -------------------------------
    CUSIP NO.    592907109                        PAGE     2  OF   12  PAGES
                 ---------
    -----------------------------               -------------------------------


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          THE KROGER CO.                          31-034-5740

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          OHIO

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                30,799,665**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            14,633,672***

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              30,799,665**

                10  SHARED DISPOSITIVE POWER

                         14,633,672****

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,433,337

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.1%

14  TYPE OF REPORTING PERSON*

     CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D


    -----------------------------               -------------------------------
    CUSIP NO.    592907109                        PAGE     3  OF   12  PAGES
                 ---------
    -----------------------------               -------------------------------


**        The shares of common stock, par value $.01 per share ("Fred
          Meyer Common Stock"), of Fred Meyer, Inc. ("Fred Meyer") covered by this item are purchasable by The Kroger Co. ("Kroger") upon exercise of an option granted to Kroger on October 18, 1998 and described in Item 4 of this Statement. Prior to the exercise of the option, Kroger is not entitled to any rights as a stockholder of Fred Meyer with respect to the shares of Fred Meyer Common Stock covered by the option. Kroger disclaims any beneficial ownership of the shares of Fred Meyer Common Stock which are purchasable by Kroger upon exercise of the option on the grounds that the option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 of this Statement. If the option were exercised, Kroger would have the sole right to vote and to dispose of the shares of Fred Meyer issued as a result of such exercise.

*** Pursuant to (i) a voting agreement (the "Miller Voting Agreement"), dated as of October 18, 1998, between Robert G. Miller and
          Kroger, Mr. Miller has agreed to vote 132,973 shares of Fred Meyer Common Stock over which he has voting power in favor of the Merger Agreement (as defined in response to Item 4 of this Statement) and the Merger (as described in the response to Item 4 of this Statement) and, if requested by Kroger, to grant to Kroger an irrevocable proxy with respect to such shares for such purpose and (ii) a voting agreement (the "Yucaipa Voting Agreement"; together with the Miller Voting Agreement, the "Voting Agreements"), dated as of October 18, 1998, among certain stockholders of Fred Meyer (as listed on Annex A thereon) (the "Yucaipa Stockholders") and Kroger, the Yucaipa Stockholders have agreed to vote the 14,500,699 shares of Fred Meyer Common Stock over which they have voting power in favor of the Merger
          Agreement (as defined in the response to Item 4) and the Merger
          (as defined in the response to Item 4) and, if requested by Kroger, to grant to Kroger an irrevocable proxy with respect to such shares for such purpose.


**** Pursuant to (i) the Miller Voting Agreement (but subject to certain exceptions), Mr. Miller may not dispose of 132,973 shares of Fred Meyer Stock that are directly held by him (until the consummation of the Merger or the termination of the Merger Agreement), and
          (ii) the Yucaipa Voting Agreement (but subject to certain exceptions), the Yucaipa Stockholders may not dispose of the 14,500,699 shares of Fred Meyer Common Stock that are directly held by them (until the consummation of the Merger or the termination of the Merger Agreement).

                                SCHEDULE 13D
                      RELATING TO THE COMMON STOCK OF
                              FRED MEYER, INC.

Item 1.  Security and Issuer
         -------------------

               This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share ("Fred Meyer Common Stock"), of Fred Meyer, Inc., a Delaware corporation ("Fred Meyer"). The principal executive offices of Fred Meyer are located at 3800 S.E. 22nd Avenue, Portland, Oregon 97202.

Item 2.  Identity and Background
         -----------------------

               This Statement is being filed by The Kroger Co., an Ohio corporation ("Kroger"). The principal business address of Kroger is 1014 Vine Street, Cincinnati, Ohio 45202. Kroger is engaged principally in the retail food business.

               (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Kroger is set forth in
Schedule I hereto, which is incorporated herein by reference. Each person listed in Schedule I hereto is a citizen of the United States.

               (d)-(e) During the last five years, neither Kroger nor, to the knowledge of Kroger, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

               As more fully described below, pursuant to the terms of the Fred Meyer Stock Option Agreement (as defined in the response to Item 4), Kroger will have the right, upon the occurrence of certain events specified therein, to purchase from time to time up to 30,799,665 shares of Fred Meyer Common Stock (subject to adjustment as provided in the Fred Meyer Stock Option Agreement) at a price of $44.125 per share. If Kroger purchases Fred Meyer Common Stock pursuant to the Fred Meyer Stock Option Agreement, Kroger anticipates that the funds to finance such purchase would come from a combination of working capital and borrowings, although no definitive determination has been made at this time as to the source of such funds. However, pursuant to the terms of the Fred Meyer Stock Option Agreement, Kroger can perform a cashless exercise of the Option (as defined in the response to Item 4), requiring no funds to gain the benefits of the Option.

               As described in the response to Item 4, (i) Robert G. Miller has entered into the Miller Voting Agreement, pursuant to which Mr. Miller has agreed to vote 132,973 shares of Fred Meyer Common Stock over which he has voting power in favor of adoption of the Merger Agreement and approval of the Merger, and if requested by Kroger, to grant to Kroger an irrevocable proxy with respect to such shares for such purpose, and (ii) the Yucaipa Stockholders have entered into the Yucaipa Voting Agreement pursuant to which the Yucaipa Stockholders have agreed to vote 14,500,699 shares of Fred Meyer Common Stock over which they have voting power in favor of adoption of the Merger Agreement and approval of the Merger, and if requested by Kroger, to grant to Kroger an irrevocable proxy with respect to such shares for such purpose. In addition, subject to certain exceptions, each of Miller and the Yucaipa Stockholders have agreed not to dispose of the shares of Fred Meyer Common Stock held directly by them (until the consummation of the Merger or the termination of the Merger Agreement).

Item 4.  Purpose of the Transaction
         --------------------------

               (a)-(j) On October 18, 1998, Kroger, Fred Meyer, and Jobsite Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Kroger ("Merger Sub"), entered into an Agreement and Plan of Merger, dated as of October 18, 1998 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into Fred Meyer (the "Merger") with Fred Meyer being the corporation surviving the Merger (the "Surviving Corporation").

               Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of Fred Meyer Common Stock issued and outstanding immediately prior to the Effective Time (excluding those held in the treasury of Fred Meyer, by any subsidiary of Fred Meyer or by Kroger or any subsidiaries of Kroger (collectively, the "Excluded Shares")) will cease to exist and be converted into the right to receive one share of common stock, par value $1.00 per share, of Kroger, together with the associated preferred stock purchase rights (the "Kroger Common Stock"). The Merger Agreement also provides that each Excluded Share will be canceled and retired without the payment of any consideration therefor. At the Effective Time, Fred Meyer will become a wholly-owned subsidiary of Kroger. As a consequence of the Merger, Kroger will own 100% of the Fred Meyer Common Stock. The Fred Meyer Common Stock will be delisted from trading on the New York Stock Exchange and Fred Meyer will no longer be required to file periodic reports under Section 12(b) of the Act (although Fred Meyer may have continuing reporting obligations under Section 12(g) of the Act by reason of various outstanding notes).

               Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, approval of the Merger and the Merger Agreement by the holders of shares of Fred Meyer Common Stock, approval of the issuance of shares of Kroger Common Stock in accordance with the terms of the Merger Agreement by the holders of shares of Kroger Common Stock, expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the "HSR Act"), and various other customary conditions.

               Pursuant to the Merger Agreement, (i) the certificate of incorporation attached as Exhibit A to the Merger Agreement and the by-laws of Merger Sub as in effect immediately prior to the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation,
(ii) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their successors have been duly elected or appointed and have qualified or until their resignation or removal and (iii) the officers of Fred Meyer immediately prior to the Effective Time shall continue to serve as the officers of the Surviving Corporation until their successors have been duly elected or appointed and have qualified or until their resignation or removal.

               The Merger Agreement contains certain customary restrictions on the conduct of the business of Fred Meyer pending the Merger, including, without limitation, not declaring, setting aside or paying any dividend or distribution payable in cash, stock or property in respect of any capital stock of Fred Meyer.

               Concurrent with the execution of the Merger Agreement, Kroger and Fred Meyer entered into a Stock Option Agreement, dated as of October 18, 1998 (the "Fred Meyer Stock Option Agreement"), a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference. Pursuant to the Fred Meyer Stock Option Agreement, Fred Meyer granted Kroger an unconditional, irrevocable option (the "Option") to purchase, pursuant to the terms and conditions thereof, up to 30,799,665 (subject to adjustment as provided in the Fred Meyer Option Agreement) fully paid and nonassessable shares of Fred Meyer Common Stock at a price of $44.125 per share (the "Option Price"). The Stock Option Agreement provides that Kroger may exercise the Option in whole or in part at any time from time to time following the occurrence of a Triggering Event (as defined below) by delivering a written notice to Fred Meyer in accordance with the terms of the Fred Meyer Stock Option Agreement. The right to exercise the Option shall terminate upon either (i) the occurrence of the Effective Time or
(ii) (x) if a Notice Date (as defined in the Fred Meyer Option Agreement) has not previously occurred, the close of business on the earlier of (A) the day that is 150 days after the date of a Triggering Event, (B) the date upon which the Merger Agreement is terminated if no termination fees (under
Section 8.2 of the Merger Agreement) could be payable by Fred Meyer pursuant to the terms of the Merger Agreement upon the occurrence of certain events or the passage of time, and (C) 700 days following the date upon which the Merger Agreement is terminated, and (y) if a Notice Date has previously occurred, 150 days after the Notice Date (the events in (i) and (ii) being referred to as "Exercise Termination Events").

               For purposes of the Fred Meyer Stock Option Agreement, a "Triggering Event" will be deemed to have occurred at such time at which Kroger becomes entitled to be paid from Fred Meyer the Additional Termination Fee (as defined in the Merger Agreement) from Fred Meyer. Pursuant to the Merger Agreement, the Additional Termination Fee is payable to Kroger by Fred Meyer if (i) (a) the Merger Agreement is terminated by Kroger because of Fred Meyer's failure to comply (and, if capable of being cured, failure to cure such non-compliance within 30 days notice of the same) in all material respects with its covenants under the Merger Agreement, or (b) the Merger Agreement is terminated by either Fred Meyer or Kroger because of the failure of Fred Meyer to obtain stockholder approval for the Merger Agreement and the transactions contemplated thereby at a duly held stockholders' meeting, (ii) prior to the meeting of the Fred Meyer's stockholders there has been a Fred Meyer Business Combination Proposal (as defined in the Merger Agreement) (whether or not such offer has been rejected or withdrawn prior to the time of such termination or of the meeting) and (iii) within eighteen months of such termination Fred Meyer or a Subsidiary of Fred Meyer consummates, or enters into an agreement to consummate, a Fred Meyer Business Combination Proposal.

               Pursuant to the Fred Meyer Stock Option Agreement, Kroger and Fred Meyer have agreed that if a filing or any clearance is required under the HSR Act or prior notification to or prior approval from any regulatory authority is required under any other law, statute, rule or regulation (including applicable rules and regulations of national securities exchanges) in connection with the exercise of the Option, Kroger or any other person that shall become a holder of all or part of the Option in accordance with the terms of the Fred Meyer Stock Option Agreement (each such person, including Kroger, being referred to as "Holder") or Fred Meyer, as required, promptly after the Notice Date, shall file all necessary notices and applications for approval and shall expeditiously process the same.

               Fred Meyer has agreed that at any time after a Triggering Event occurs and prior to an Exercise Termination Event, it shall, if requested by Kroger, in the written notice of exercise of the Option provided for in Section 2(d) of the Fred Meyer Stock Option Agreement, as promptly as practicable, prepare, file and keep current a shelf registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering any or all shares of Fred Meyer Common Stock issued and issuable pursuant to the Option. Fred Meyer has also agreed to use its reasonable best efforts to cause such registration statement to remain effective for a period of 365 days or such shorter time as is reasonably appropriate to permit the sale of other disposition of any shares of Fred Meyer Common Stock issued upon total or partial exercise of the Fred Meyer Option in accordance with any plan of disposition requested by Kroger. Kroger has the right to make two such demands.

               Fred Meyer has agreed that upon the occurrence of a Triggering Event and prior to an Exercise Termination Event, (i) at the written request of a Holder delivered within 150 days of such occurrence (or such later period as permitted in the Fred Meyer Stock Option Agreement), to repurchase the Option from such Holder, in whole or in part, at a price equal to the number of shares of Fred Meyer Common Stock then purchasable upon exercise of the Option (or such lesser number of shares as may be designated in the Repurchase Notice (as defined in the Fred Meyer Stock Option Agreement)) multiplied by the amount by which the Market/Offer Price (as defined in the Fred Meyer Stock Option Agreement) exceeds the exercise price or (ii) at the written request of any owner of shares of Fred Meyer Common Stock issued under the Option (an "Owner") delivered within 150 days of occurrence (or such later period as permitted in the Fred Meyer Stock Option Agreement), to repurchase from such Owner such number of shares as is designated in the repurchase notice at a price per share equal to the Market/Offer Price (the "Put Right").

               Kroger has agreed that, from the date of exercise of the Option and for as long as Kroger owns the shares of Fred Meyer Common Stock acquired pursuant to the exercise of the Option that represent at least 2% of the then outstanding voting securities of Fred Meyer, it will not, nor will it permit any of its affiliates to, without the prior consent of the Board of Directors of Fred Meyer, (i) acquire or agree, offer, seek or propose to acquire, ownership of more than 20% of any class of voting securities of Fred Meyer or any rights or options to acquire such ownership; (ii) propose a merger, consolidation or similar transaction involving Fred Meyer; (iii) offer, seek or propose to purchase, lease or otherwise acquire all or a substantial portion of the assets of Fred Meyer;
(iv) seek or propose to influence or control the management or policies of Fred Meyer or to obtain representation on the board of directors of Fred Meyer, or solicit or participate in the solicitation of any proxies or consents with respect to the securities of Fred Meyer; (v) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or (vi) seek or request permission to do any of the foregoing or seek any permission to make any public announcement with respect to any of the foregoing. The above provision will not apply to the actions taken pursuant to the Merger Agreement. Additionally, Kroger has agreed not to sell, transfer any beneficial interest in, pledge, hypothecate or otherwise dispose of any voting securities at any time except pursuant to a tender offer, exchange offer, merger or consolidation of Fred Meyer, or in connection with a sale of all or substantially all of the assets of Fred Meyer, pursuant to a registered public offering or in compliance with Rule 144 of the General Rules and Regulations under the Securities Act (or any similar rule). Kroger agrees to be present in person or to be represented by proxy at all stockholder meetings of Fred Meyer so that all shares of voting securities beneficially owned by it or its affiliates may be counted for the purpose of determining the presence of a quorum at such meetings. Kroger also agrees to vote or cause to be voted all voting securities beneficially owned by it or its affiliates proportionately with the votes cast by all other stockholders present and voting. The provisions of this paragraph shall terminate at such time as Kroger beneficially owns more than 50% of the outstanding Common Stock of Fred Meyer.

               Notwithstanding any other provision of the Fred Meyer Stock Option Agreement, the Option may not be exercised so as to result in a Total Profit (as defined in the Fred Meyer Stock Option Agreement) derived from shares acquired pursuant to the Option (including pursuant to the Put Right), together with any fees or expense reimbursement paid pursuant to the Merger Agreement, that exceeds $275 million.

               Concurrent with the execution of the Merger Agreement and the Fred Meyer Stock Option Agreement, Kroger and Fred Meyer also entered into another Stock Option Agreement, dated as of October 18, 1998 (the "Kroger Stock Option Agreement"), a copy of which is attached hereto as
Exhibit 3 and is incorporated herein by reference. Pursuant to the Kroger Stock Option Agreement, Kroger granted Fred Meyer an option to purchase, pursuant to the terms and subject to the conditions thereof, up to 55,906,472 shares of Kroger Common Stock at a price of $50 per share, on terms and conditions that substantially correspond to the Fred Meyer Stock Option Agreement, except that notwithstanding any other provision of the Kroger Stock Option Agreement, in no event shall the Total Profit (as defined in the Kroger Stock Option Agreement) derived from shares acquired pursuant to the Option together with any fees or expense reimbursement paid pursuant to the Merger Agreement exceed in the aggregate $460 million.

               The foregoing summaries of the Merger Agreement, the Fred Meyer Stock Option Agreement and the Kroger Stock Option Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements attached as Exhibits 1, 2 and 3 hereto, respectively.

               Concurrent with the execution of the Merger Agreement, the Fred Meyer Stock Option Agreement and the Kroger Stock Option Agreement, Kroger also entered into (i) the Miller Voting Agreement with Robert G. Miller, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference in its entirety, and (ii) the Yucaipa Voting Agreement with the Yucaipa Stockholders, a copy of which is attached hereto as
Exhibit 5 and is incorporated herein by reference in its entirety. Pursuant to the Miller Voting Agreement and the Yucaipa Voting Agreement, each of Robert G. Miller and the Yucaipa Stockholders, respectively, have agreed to vote, or if applicable, give consents with respect to, the 132,973 shares of Fred Meyer Common Stock held by Mr. Miller and the 14,500,699 shares of Fred Meyer Common Stock held by the Yucaipa Stockholders, respectively (collectively, the "Subject Shares") in favor of the Merger Agreement and the Merger, and if requested by Kroger, to grant to Kroger an irrevocable proxy with respect to the Subject Shares for such purpose. In addition, subject to certain exceptions, both of Mr. Miller and the Yucaipa Stockholders have agreed not to dispose of the Subject Shares (until the consummation of the Merger or the termination of the Merger Agreement).

               The foregoing summaries of the Miller Voting Agreement and the Yucaipa Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements attached as Exhibits 4 and 5 hereto, respectively.

               Except as set forth in this Statement, the Merger Agreement, the Fred Meyer Stock Option Agreement, the Kroger Stock Option Agreement, the Miller Voting Agreement or the Yucaipa Voting Agreement, neither Kroger nor, to the best of Kroger's knowledge, any of the individuals named in
Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

               (a) - (b) By reason of its execution of the Fred Meyer Stock Option Agreement, Kroger may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the shares of Fred Meyer Common Stock subject to the Option and, accordingly, might be deemed to beneficially own 30,799,665 shares of Fred Meyer Common Stock as a result of the Fred Meyer Stock Option Agreement. Based on the number of shares of Fred Meyer Common Stock subject to the Option, Kroger may be deemed to beneficially own approximately 16.6% of the outstanding Fred Meyer Common Stock (based upon (i) the 154,772,188 shares of Fred Meyer Common Stock outstanding on October 15, 1998, as represented to Kroger by Fred Meyer in the Merger Agreement, plus (ii) an additional 30,799,665 that Fred Meyer will issue to Kroger in the event that the Option is exercised) following the exercise in whole of the Option for 30,799,665 shares of Fred Meyer Common Stock. However, Kroger expressly disclaims any beneficial ownership of the shares of Fred Meyer Common Stock which are purchasable by Kroger upon exercise of the Option, on the grounds that the Option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 above. If the Option were exercised, Kroger would have the sole right to vote and to dispose of the shares of Fred Meyer issued as a result of such exercise.

               In addition, pursuant to (i) the Miller Voting Agreement, the Subject Shares held by Robert G. Miller may be deemed to be beneficially owned by Mr. Miller and Kroger; and (ii) the Yucaipa Voting Agreement, the Subject Shares held by the Yucaipa Stockholders may be deemed to be beneficially owned by the Yucaipa Stockholders and Kroger. Based on the number of shares of Fred Meyer Common Stock subject to the Voting Agreements, Kroger may be deemed to beneficially own approximately 9.5% of the outstanding Fred Meyer Common Stock as a result of the Voting Agreements (based upon the 154,772,188 shares of Fred Meyer Common Stock outstanding on October 15, 1998, as represented to Kroger by Fred Meyer in the Merger Agreement).

               Insomuch as the Miller Voting Agreement is limited to the vote of the Subject Shares held by Robert G. Miller with respect to the Merger Agreement and the Merger, Mr. Miller and Kroger may be deemed to have shared power to vote or to direct the vote with respect to the Subject Shares held by Mr. Miller. Robert G. Miller may not dispose of the 132,973 shares of Fred Meyer Common Stock that constitute the Subject Shares held by Mr. Miller, and because the covenant may be waived by Kroger, Robert G. Miller and Kroger may be deemed to have shared power to dispose or direct the disposition of the Subject Shares held by Mr. Miller (until the consummation of the Merger or the termination of the Merger Agreement).

               Insomuch as the Yucaipa Voting Agreement is limited to the vote of the Subject Shares held by the Yucaipa Stockholders with respect to the Merger Agreement and the Merger, the Yucaipa Stockholders and Kroger may be deemed to have shared power to vote or to direct the vote with respect to the Subject Shares held by the Yucaipa Stockholders. The Yucaipa Voting Agreement also provides that, subject to certain exceptions, the Yucaipa Stockholders may not dispose of the 14,500,699 shares of Fred Meyer Common Stock that constitute the Subject Shares held by the Yucaipa Stockholders and because the covenant may be waived by Kroger, the Yucaipa Stockholders and Kroger may be deemed to have shared power to dispose or direct the disposition of the Subject Shares (until the consummation of the Merger or the termination of the Merger Agreement).

               (c) Neither Kroger nor, to the best of Kroger's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in Fred Meyer Common Stock during the past 60 days.

               (d) So long as Kroger has not exercised the Option (and prior to the consummation of the Merger), Kroger does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Fred Meyer Common Stock.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------

               Except as provided in the Merger Agreement, the Fred Meyer Stock Option Agreement, the Kroger Stock Option Agreement, the Miller Voting Agreement or the Yucaipa Voting Agreement or as set forth in this Statement, neither Kroger nor, to the best of Kroger's knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Fred Meyer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits
         --------------------------------

         Exhibit 1  --  Agreement and Plan of Merger, dated as of
                        October 18, 1998, among The Kroger Co., Jobsite Holdings, Inc. and Fred Meyer, Inc. Incorporated by reference to Exhibit 99.3 of The Kroger Co.'s current report on Form 8-K, dated October 20, 1998, SEC
                        No. 1-303.

         Exhibit 2  --  Stock Option Agreement, dated as of October 18,
                        1998 between The Kroger Co. and Fred Meyer, Inc. Company (Fred Meyer, Inc. as Issuer).

         Exhibit 3  --  Stock Option Agreement, dated as of October 18,
                        1998, between The Kroger Co. and Fred Meyer, Inc. (The Kroger Co. as Issuer).

         Exhibit 4  --  Voting Agreement, dated as of October 18, 1998, between The Kroger Co. and Robert G. Miller.

         Exhibit 5  --  Voting Agreement, dated as of October 18, 1998, between The Kroger Co. and the stockholders listed on Annex A thereto.


                                 SIGNATURE
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

 Dated:  October 28, 1998


                                        The Kroger Co.


                                        By: /s/ Paul W. Heldman, Esq.
                                           -------------------------------
                                        Name:  Paul W. Heldman
                                        Title: Senior Vice President,
                                               Secretary and General Counsel

                                 SCHEDULE I
                    DIRECTORS AND EXECUTIVE OFFICERS OF
                               THE KROGER CO.

               The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of The Kroger Co. ("Kroger") is set forth below. Each of the directors and executive officers is a citizen of the United States. Unless otherwise indicated below, the business address of each director and executive officer is The Kroger Co., 1014 Vine Street, Cincinnati, Ohio 45202.


Name and Business             Present Principal Occupation or Employment
-----------------             ------------------------------------------

Directors
---------

Reuben V. Anderson            A member, in the Jackson, Mississippi
                              office, of Phelps Dunbar, a New Orleans law firm; Director of Trustmark National Bank and BellSouth Corporation

John L. Clendenin             Chairman Emeritus of BellSouth Corporation;
                              Director of Wachovia Corp.; Equifax
                              Incorporated; RJR Nabisco Holdings Corp.;
                              Springs Industries, Inc.; Coca Cola
                              Enterprises, Inc.; The Home Depot, Inc.;
                              and National Service Industries, Inc.

David B. Dillon               President and Chief Operating Officer of
                              Kroger; Advisory Director of the First
                              National Bank of Hutchinson, Kansas

John T. LaMacchia             President, Chief Executive Officer, and a
                              Director of Cincinnati Bell, Inc.; Director of Burlington Resources, Inc.

Edward M. Liddy               Chairman and Chief Executive Officer of The
                              Allstate Corporation

Clyde R. Moore                President, Chief Executive Officer, and
                              Director of Thomas & Betts Corporation

T. Ballard Morton, Jr.        Executive in Residence of the College of
                              Business & Public Administration of the
                              University of Louisville; Director of LG&E
                              Energy Corp.

Thomas H. O'Leary             Retired Chairman of Burlington Resources
                              Inc.

John D. Ong                   Chairman Emeritus of The BFGoodrich
                              Company; Director of Cooper Industries,
                              Inc.; Defiance, Inc.; Ameritech
                              Corporation; The Geon Company; ASARCO
                              Incorporated; and TRW Inc.

Katherine D. Ortega           Director of Ultramar Diamond Shamrock
                              Corporation; Ralston Purina Co.; and
                              Rayonier Inc.; served as an Alternate
                              Representative of the United States to the 45th General Assembly of the United Nations in 1990-1991; prior to that, she served as Treasurer of the United States.

Joseph A. Pichler             Chairman of the Board and Chief Executive
                              Officer of Kroger; Director of Cincinnati
                              Milacron; and Federated Department Stores,
                              Inc.

Martha Romayne Seger          Distinguished Visiting Professor at Central
                              Michigan University; Director of Amerisure
                              Companies; Amoco Corporation; Fluor
                              Corporation; Tucson Electric Power Company;
                              and Xerox Corporation

James D. Woods                Chairman Emeritus and Consultant of Baker
                              Hughes Incorporated; Director of:  Howmet
                              International Inc.; Varco International;
                              and Wynn's International Inc.

Executive Officers
------------------

Warren F. Bryant              President and Chief Executive
                              Officer-Dillon Companies, Inc.

Geoffrey J. Covert            President-Manufacturing, Group Vice
                              President

David B. Dillon               President and Chief Operating Officer

Paul W. Heldman               Senior Vice President, Secretary and
                              General Counsel

Michael S. Heschel            Executive Vice President and Chief
                              Information Officer

Lynn Marmer                   Group Vice President

Don W. McGeorge               Senior Vice President

W. Rodney McMullen            Senior Vice President and Chief Financial
                              Officer

Joseph A. Pichler             Chairman of the Board and Chief Executive
                              Officer

James R. Thorne               Senior Vice President

Lawrence M. Turner            Vice President and Treasurer

                             EXHIBIT INDEX

Exhibit No.    Description
-----------    ------------

1 Agreement and Plan of Merger, dated as of October 18, 1998, among The Kroger Co., Jobsite Holdings, Inc. and Fred Meyer, Inc. Incorporated by reference to
               Exhibit 99.3 of The Kroger Co.'s current report on Form 8-K, dated October 20, 1998, SEC No. 1-303.

2 Stock Option Agreement, dated as of October 18, 1998 between The Kroger Co. and Fred Meyer, Inc. Company (Fred Meyer, Inc. as Issuer).

3 Stock Option Agreement, dated as of October 18, 1998, between The Kroger Co. and Fred Meyer, Inc. (The Kroger Co. as Issuer).

4 Voting Agreement, dated as of October 18, 1998, between The Kroger Co. and Robert G. Miller.

5 Voting Agreement, dated as of October 18, 1998, between The Kroger Co. and the stockholders listed on Annex A thereto.